# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FACT II Acquisition Corp., CIK 0002028935
CUSIP: G32901103
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 14 WALL STREET, 20TH FLOOR, NEW YORK, New York (NY), 10005
Date of event which requires filing of this statement: 11/26/2024
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Filed by CIK 0001301396

## Reporting persons
- Context Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,730,000; sole dispositive power 0; shared dispositive power 1,730,000; aggregate amount beneficially owned 1,730,000 (9.4% of the class)
  Comment: The percentages reported in this Schedule 13G are based on 18,488,125 shares of the Class A Ordinary Shares outstanding as of May 13, 2025, as reported in the 10-Q filed by the Issuer for the quarter ended March 31, 2025.
- Michael S. Rosen: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,730,000; sole dispositive power 0; shared dispositive power 1,730,000; aggregate amount beneficially owned 1,730,000 (9.4% of the class)
  Comment: The percentages reported in this Schedule 13G are based on 18,488,125 shares of the Class A Ordinary Shares outstanding as of May 13, 2025, as reported in the 10-Q filed by the Issuer for the quarter ended March 31, 2025.
- William D. Fertig: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,730,000; sole dispositive power 0; shared dispositive power 1,730,000; aggregate amount beneficially owned 1,730,000 (9.4% of the class)
  Comment: The percentages reported in this Schedule 13G are based on 18,488,125 shares of the Class A Ordinary Shares outstanding as of May 13, 2025, as reported in the 10-Q filed by the Issuer for the quarter ended March 31, 2025.
- Charles E. Carnegie: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,730,000; sole dispositive power 0; shared dispositive power 1,730,000; aggregate amount beneficially owned 1,730,000 (9.4% of the class)
  Comment: The percentages reported in this Schedule 13G are based on 18,488,125 shares of the Class A Ordinary Shares outstanding as of May 13, 2025, as reported in the 10-Q filed by the Issuer for the quarter ended March 31, 2025.
- Context Partners Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,730,000; sole dispositive power 0; shared dispositive power 1,730,000; aggregate amount beneficially owned 1,730,000 (9.4% of the class)
  Comment: The percentages reported in this Schedule 13G are based on 18,488,125 shares of the Class A Ordinary Shares outstanding as of May 13, 2025, as reported in the 10-Q filed by the Issuer for the quarter ended March 31, 2025.

## Item 1. Issuer
Name of issuer: FACT II Acquisition Corp.
Address of issuer's principal executive offices: 14 WALL STREET, 20TH FLOOR, NEW YORK, NEW YORK, 10005.

## Item 2. Person Filing
Name of person filing:
Context Capital Management, LLC ("LLC")
Michael S. Rosen ("Rosen")
William D. Fertig ("Fertig")
Charles E. Carnegie ("Carnegie")
Context Partners Master Fund, L.P. ("LP")

LLC is the general partner and investment adviser of LP. Rosen, Fertig and Carnegie are the control persons of LLC. The reporting persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each reporting person also disclaims beneficial ownership of the securities reported in this Schedule 13G, except to the extent of that person?s pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of LP should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the securities covered by this Schedule 13G.
Address of principal business office or, if none, residence:
Context Capital Management, LLC
7724 Girard Avenue
Suite 300
La Jolla, CA 92037
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See Items 5-9 and 11 of the cover page for each reporting person.
Percent of class:
See Items 5-9 and 11 of the cover page for each reporting person.

The shares of Class A Ordinary Shares beneficially owned by the reporting persons reported in this Schedule 13G consist of 1,730,000 shares of Class A Ordinary Shares. The percentages reported in this Schedule 13G are based on 18,488,125 shares of the Class A Ordinary Shares outstanding as of May 13, 2025, as reported in the 10-Q filed by the Issuer for the quarter ended March 31, 2025.
Sole power to vote or to direct the vote: See Items 5-9 and 11 of the cover page for each reporting person.
Shared power to vote or to direct the vote: See Items 5-9 and 11 of the cover page for each reporting person.
Sole power to dispose or to direct the disposition: See Items 5-9 and 11 of the cover page for each reporting person.
Shared power to dispose or to direct the disposition: See Items 5-9 and 11 of the cover page for each reporting person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The LP holds the Ordinary Shares for the benefit of its investors and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Context Capital Management, LLC: Michael S. Rosen, CEO (06/12/2025)
- Michael S. Rosen: Michael S. Rosen, CEO (06/12/2025)
- William D. Fertig: William D. Fertig, Chairman (06/12/2025)
- Charles E. Carnegie: Charles E. Carnegie, CIO (06/12/2025)
- Context Partners Master Fund, L.P.: Michael S. Rosen, CEO (06/12/2025)